Exhibit 16
March 6, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	American Oil & Gas, Inc.
File Ref. No. 0-31547
Ladies and Gentlemen:
     We were previously the principal accountant for American Oil & Gas, Inc. and, under the date of April 8, 2005 we reported on the financial statements of American Oil & Gas, Inc. as of and for the year ended December 31, 2004. Our appointment as principal accountant was terminated. We have read the statements included under Item 4.01 of American Oil & Gas, Inc. Form 8-K dated March 6, 2006 and we agree with the information contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
     Sincerely,

Wheeler Wasoof, P.C.